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                                                                  EXHIBIT (d)(9)

CHRIS WHITTLE
Founder and Chief Executive Officer

July 31, 2003

Mr. Charles J. Delaney
Edison Schools Inc.
521 Fifth Avenue, 11th Floor
New York, NY 10175

Dear Chip:

On October 1, 2002, Edison Schools Inc. (the "Company") and you entered into an employment agreement (the Employment Agreement"). This letter agreement (the "First Amendment to Employment Agreement") sets forth an amendment to the Employment Agreement.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and you, intending to be legally bound, hereby agree as follows:

1. The text under the heading Section 4(b)(ii) is hereby deleted in its entirety and the following text inserted in lieu thereof:

                  "Fiscal Year 2004. Executive shall, subject to his continued employment hereunder and Board approval, be eligible to receive a bonus of $450,000 for fiscal year 2004, ending June 30, 2004. Any bonus due shall be approved by the Board based upon the Board's evaluation of the following four factors: 1) the Company's successful refinancing of its $55 million accounts receivable facility; 2) the Company's successful completion of $10 million in Gross Proceeds of Charter School Notes from the list attached hereto as Exhibit A; 3) the Company's achievement of an EBITDA for fiscal year 2004 that is 15% higher than EBITDA for fiscal year 2003; and 4) the Executive's provision of other services as specifically requested by written resolution of the Board. In the Board's evaluation, each of the first three factors will represent 30% of the total bonus potential, and the fourth factor will represent 10% of the total bonus potential. The bonus as determined by the Board will be paid within 60 days of the end of fiscal year 2004. For the purposes of the above clause, EBITDA and Gross Proceeds of Charter School Notes are defined in Section 7.

2.       Section 4(b)(iii) shall be deleted.

3. The text in Section 4(c)(ii) is hereby deleted in its entirety and the following text substituted in lieu thereof.

                  Fiscal Year 2004. Executive shall receive an additional grant of one million shares of restricted stock for employment services to be rendered between July 1, 2003 and June 30, 2004. This grant shall be effective as of July 8, 2003, contingent upon the Executive's signing of this agreement. For the purposes of determining the Executive's compensation with respect to such grant, the grant shall be priced at the closing trade price on July 8, 2003. Of the one million shares, 440,000 shares will vest ratably over twelve months, with the first monthly vesting to occur on July 31, 2003 and the last monthly vesting to occur June 30, 2004, so long as the Executive remains

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                  employed by the Company. The remaining 560,000 shares will vest upon the Board's determination of the Executive's bonus with respect to fiscal year 2004 and to the same extent as the percentage of bonus so awarded under Section 4(b)(ii). Any unvested shares of restricted stock remaining after application of this Section shall be forfeited.

4. The introduction to "Section 10. Termination" is hereby amended to delete the words "prior to June 30, 2004.

5. Section 10(a)(ii) is hereby deleted in its entirety, and the following text substituted in lieu thereof:

                  "Fiscal Year 2004. Notwithstanding any other term or provision of this Agreement, the Employer may terminate this Agreement effective on or after October 31, 2003 and prior to a change in control (as defined in Section 7(a)(ix) above, so long as Executive has been given at least thirty days advance notice. In the event of such termination, the Board shall as of the termination date evaluate Executive's performance under the bonus factors enumerated in Section 4(b)(ii) and determine (A) what portion, if any, of the bonus for fiscal year 2004 to award Executive and (B) what portion, if any, of the 560,000 shares of restricted stock with vesting based on the Board's assessment of Executive's performance on the bonus factors to vest. Vesting of the time-vested portion of Executive's restricted stock grant shall cease as of the termination date. Any bonus payment to Executive shall be made, at Employer's option, in either a lump sum payment within thirty days of termination or in substantially equal installments in accordance with Employer's usual payroll practices over the pay periods remaining in fiscal year 2004. Any unvested shares of restricted stock remaining after application of this Section shall be forfeited.

6. Section 10(f) is hereby amended to add the words "prior to June 30, 2003" in the section heading.

7.       A new Section 10(g) is added as follows:

                  "(g) Change in Control During Fiscal Year 2004. If a change in control (as defined in Section 7(a)(ix) above) occurs during fiscal year 2004, then this Agreement shall terminate automatically unless extended in writing by mutual agreement. In conjunction with such termination, Employer shall (A) accelerate the vesting of (i) 50% of the as yet unvested portion of the 440,000 shares of restricted stock that were to vest monthly during fiscal year 2004, (ii) a pro rata portion, based solely on the passage of time, of the 560,000 shares of restricted stock that otherwise were to vest with respect to fiscal year 2004 based on the Board's assessment of the factors in 4(b)(ii) and (iii) 50% of the unvested portion of the 560,000 shares of restricted stock remaining after vesting of the pro rata portion as determined in (ii) above, (B) pay to Executive, at Employer's option, in either a lump sum payment within thirty days of termination or in substantially equal installments in accordance with Employer's usual payroll practices over the pay periods remaining in fiscal year 2004, the sum of (i) 50% of Executive's remaining salary for fiscal year 2004 and (ii) the total of (A) a pro rata portion, based solely on the passage of time, of the Executive's bonus potential for fiscal year 2004, and (B) 50% of Executive's bonus potential remaining after calculation of the pro rata bonus portion. Any unvested shares of restricted stock remaining after application of this Section shall be forfeited.

8. Clause (b) of Section 11 is hereby deleted and replaced with the following:

                  (b) any payment owing to the Executive under Section 10(a)(i), 10(a)(ii), or 10(g), as the case may be,

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9.       The Employment Agreement, as amended by this First Amendment to the
         Employment Agreement, is hereby confirmed to be in full force and effect.

10. This First Amendment to the Employment Agreement constitutes the entire understanding of the parties with respect to the subject matter hereof.

Please sign below to evidence your agreement to the foregoing.

Sincerely,

Edison Schools Inc.
By: /s/ H. Christopher Whittle
    --------------------------
    H. Christopher Whittle

                                                 ACCEPTED AND AGREED:

                                                 By: /s/ Charles J. Delaney
                                                     ----------------------
                                                     Charles J. Delaney